Exhibit 99.1

Eco Wave Power to Showcase Wave Energy Technology at India Energy Week 2025 and Sign First Collaboration Agreement with a Fortune 500 Indian Company

New Delhi, India – 4th of February, 2025 – Eco Wave Power Global AB publ (Nasdaq: WAVE) (“Eco Wave Power” or the “Company”), a leading developer of onshore wave energy technology, is pleased to announce its participation in India Energy Week 2025, taking place from February 11-14, 2025, in New Delhi, India. The Company will showcase its innovative wave energy technology at the booth of a major Indian energy corporation and will also sign its first collaboration agreement with a Fortune 500 Indian company for a pilot project in Maharashtra, India.

India Energy Week, held under the patronage of the Ministry of Petroleum and Natural Gas of India, is the country’s flagship energy event, bringing together global industry leaders, policymakers, and innovators to discuss the future of energy. The event has previously been inaugurated by the Honorable Prime Minister Narendra Modi and is a key platform for driving energy transformation.

Eco Wave Power will present its wave energy generation model at the exhibition, allowing visitors to experience firsthand how the Company’s patented onshore wave energy technology converts ocean waves into clean, reliable electricity. The model has been specially shipped to New Delhi, India for this event.

As part of its expansion into the Indian renewable energy market, Eco Wave Power will sign a collaboration agreement with a Fortune 500 Indian company to explore the implementation of India’s first wave energy pilot project in Maharashtra. This agreement marks a historic milestone in integrating wave energy into India’s renewable energy strategy.

Inna Braverman, Founder and CEO of Eco Wave Power, commented:
"With a coastline of 7,516 km and over 250 million people living along the shore, India has a unique opportunity to place wave energy at the forefront of its renewable energy strategy. We are excited to showcase our technology at India Energy Week and to take this historic first step toward implementing Eco Wave Power’s technology in India.”

Alongside India Energy Week, Inna Braverman will also speak at the 9th Annual Global Business Summit (GBS), scheduled for February 14-15, 2025, in New Delhi, India. Organized by The Times Group, India’s largest media conglomerate, GBS is one of Asia’s premier business forums, bringing together global leaders, policymakers, and visionaries to shape new narratives in business, policy, and sustainability.

Past editions of GBS have hosted prominent figures such as Bill Gates (Microsoft), Ray Dalio (Investor), Dara Khosrowshahi (Uber), Steve Wozniak (Apple), and India’s Prime Minister, the Honorable Narendra Modi. The 2025 theme, “Evolve, Emerge, Expand”, will focus on fostering meaningful dialogue in the fields of renewable energy, business, and global economic growth.

For more information about India Energy Week 2025, visit: https://www.indiaenergyweek.com/event/2025/summary.

For more information about the 9th Annual Global Business Summit, visit: https://etnowgbs.com.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy company revolutionizing clean energy with its patented, smart, and cost-efficient technology that converts ocean and sea waves into sustainable electricity.

Dedicated to combating climate change, Eco Wave Power operates the first grid-connected wave energy system in Israel, co-funded by EDF Renewables IL and the Israeli Energy Ministry, which recognized the technology as a “Pioneering Technology.”

Expanding globally, Eco Wave Power is preparing to install projects at the Port of Los Angeles, Taiwan, and Portugal, adding to its impressive project pipeline totalling 404.7 MW.

The Company has received support from prestigious institutions such as the European Union Regional Development Fund, Innovate UK, and the Horizon 2020 program, and was honoured with the United Nations’ Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market. Learn more at www.ecowavepower.com.

Information on, or accessible through, the websites mentioned above does not form part of this press release.

For more information, please contact:

Info@ecowavepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses when it discusses the signing of its first collaboration agreement with a Fortune 500 Indian company for a pilot project in Maharashtra, India, and that this agreement marks a historic milestone in integrating wave energy into India’s renewable energy strategy. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 28, 2024, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.